Exhibit 2.3
1712 Ravanusa Lease

1

Tenancy Agreement

Landlord: Fauscom Investments Ltd.

Tenant: Game Plan Holdings, Inc.

Address of Property being Rented:	1712 Ravanusa Drive, Henderson, Nevada, 89052

Length of Tenancy: Fixed 3 year lease

This Lease starts on: 01st Day - March — 2008

The Lease ends on: 30th Day — March — 2011

Rent: The Tenant will pay the rent of $2,300.00 (01st Day of Month to Landlord).

The tenant must pay the rent on time. If the rent is late the landlord may issue a Notice to End Tenancy to the Tenant, which may take effect not earlier than 10 days after the date the Notice is given.

What is included in the Rent:

The Landlord must not terminate or restrict a service or facility that is essential to the tenants use of the rental property or that is a material term of the tenancy agreement.

A.  Water
B.  Electricity
C.  Heat
D.  Stove and Oven
E.  Dishwasher
F.  Refrigerator
G.  Window Coverings
H.  Parking

Security and Damage Deposit:

The tenant is required to pay a security and damage Deposit of $2,300.00 by March 01, 2008.

The Landlord agrees:
•	that the security and damage deposit must not exceed one month rent.
•	to keep the security and damage deposit during the the tenancy and pay interest on it in accordance with regulation.
•	to repay the security and damage deposit and interest to the tenant within 15 days of the end of the tenancy agreement, unless:

The Tenant agrees in writing to allow the Landlord to keep an amount as payment for unpaid rent and damages. The Landlord applies for dispute resolution under the tenancy Act within 15 days of the end of the tenancy agreement to claim some or all of the security and damage deposit. The 15 day period starts on the later of the date the tenancy ends. Or the date the Landlord receives the tenants forwarding address in writing.

1712 Ravanusa Lease

Payment of Rent:

The Tenant must pay the rent on time. If the rent is unpaid, the Landlord may issue a notice to end a tenancy to the tenant, which may take effect no earlier than 10 days after the date the tenant receives the notice. The Landlord must not take away or make the tenancy pay extra for a service or facility that is already included in the rent. The Landlord must give the Tenant a receipt for rent Paid in Cash. The Landlord must return to the tenant on or before the Last day of the tenancy and Post Dated Checks for rent that remain in possession of the Landlord. If the Landlord does not have the forwarding address for the Tenant and the Tenant has vacated the premises without Notice to the Landlord, the Landlord must forward any Post dated checks for rent to the tenant when the tenant provides a forwarding address in writing.

Rent Increase:

Once a year the Landlord may increase the rent for existing tenant. The Landlord may only increase the rent 12 months after the date of the last legal rent increase for the tenant by way of an assignment.

The Landlord must use the approved notice of Rent Increase Form. A Landlord must give 3 whole months notice, in writing of a rent increase. For example: if the rent is due on 1st day of the month of January, there must be 3 whole months before the increase begins, the month of February, March. April, so the increase would begin on May 01St. The Landlord may increase the rent only in the amount set out by the regulation. If the Tenant thinks the rent increase is more than is allowed by the regulation, the tenant may talk to the landlord or contact the Tenancy Branch for assistance.

Assign or Sublet:

The Tenant may assign or sublet the rental unit to another person with the written consent to the Landlord. If this tenancy agreement is for a fixed length of 6 months or more, the Landlord must not unreasonably withhold consent. Under an assignment a new Tenant must assume all of the rights and obligations under the existing tenancy agreement, at the same rent. The Landlord must not charge a fee or receive a benefit directly or indirectly forgiving this consent. If the Landlord unreasonably withholds consent to assign or sublet or charges a fee, the tenant may apply a dispute under the Tenacy Act.

Repairs:

Landlords obligations must provides and maintain the Rental Property in a reasonable state of decoration and repair, suitable to the occupation by a tenant. The Landlord must comply with health, safety and property standard required by the law. If the Landlord is required to make a repair to comply with the above obligations, the tenant may discuss it with the Landlord. If the Landlord refuses to make the repairs, the tenant may seek a dispute resolution officers order under the Tenancy Act for the completion and cost of the repair.

Tenants obligation must maintain reasonable health, Cleanliness and sanitary standards throughout the rental property to which the tenant has access. The tenant must take necessary steps to repair damage to the rental property caused by the actions or neglect of the tenant or a person permitted on the rental property by the tenant. The Tenant is not responsible for reasonable wear or tear to the Rental Property.

If the tenant does not comply with the above obligation within a reasonable time, the Landlord may discuss the matter with the tenant and may seek a monetary order through the dispute resolution under the Tenancy Act for cost of repairs, serve a Notice to End Tenancy, or both.

Emergency Repairs:

The Landlord must post and maintain in a conspicuous place on the rental property, or give the Tenant in writing, the name and telephone number of the designated contact person for emergency repairs. If the Emergency Repairs are required, the tenant must make at least 2 attempts to telephone the designated contact person and then give the Landlord reasonable time to complete the repairs. If the emergency repairs are still required, the tenants may undertake the repairs and claim reimbursement from the

1712 Ravanusa Lease

Landlord, provided a statement of account and receipts are given to the Landlord. If the Landlord does not reimburse the tenants as required, the tenant may deduct the cost from rent. The Landlord may take over the completion of the emergency repairs at any time. Emergency repairs must be urgent and necessary for the health and safety of persons or preservation or use of rental property and are limited to repairing.
•           major leaks in pipes or the roof.
•           Damaged or blocked water, sewer pipes, plumbing fixtures.
•           Primary heating system
•           Damage and defective locks that give access to a rental property
•           Electrical systems

Locks:

The Landlord must not change lock or other means of access to the rental property unless the Landlord provides to the Tenant with a new keys or other means of access to the rental property. The Landlord must not change the locks or the means to access property unless the Tenants agrees and is given new keys.

The Tenant must not change locks or other means of access to common arrears of property, unless the Landlord consents to change or his or her rental Property consent in writing to change access.

Landlord entry into the rental property:

The Landlord may enter the rental property only if one of the following applies:

At least 24 hours and not more than 30 days before the entry, the Landlord gives the Tenant written notice which states:

•	purpose for entering
•	the date, time of the entry which must be 0800 Am to 9:00 PM unless the tenant agrees
•	there is an emergency and the entry is necessary to protect life or property.
•	The tenant gives the Landlord permission to enter at the time of entry or not more than 30 days before the entry.
•	The tenant abandoned the rental property.
•	The Landlord has an order of a dispute resolution officer or court saying the Landlord may enter the rental property.

If the Landlord enters or is likely to enter the rental property illegally, the tenant may apply to dispute resolution officers under the Tenancy Act to change the locks, keys or mean of access to the rental property. At the end of tenancy, the tenant must give the keys to the rental property to the Landlord.

Ending the Tenancy:

The Tenant may give notice to the Landlord at least one Month written notice. A notice given the day before the rent is due, in a given month ends the tenancy at the end of the following month. For example, if the tenant wants to move at the end of May, the tenant must make sure the Landlord receives written notice on or before April 30.

This notice must be in writing and must includes:
•	address of rental property
•	the date the tenancy is to end.
•	Signed and dated by the tenant

If this is a fixed term tenancy and the agreement does not require the tenant to vacate at the end of the tenancy, the agreement is renewed as a monthly tenancy on the same terms until the tenant gives notice to end a tenancy as required under the Tenancy Act.

The Landlord may end the tenancy only for reasons and only in the matter set out in the Tenancy Act.

The Landlord and Tenant may mutually agrees in writing to end tenancy agreements at any time.

1712 Ravanusa Lease

By signing this tenancy agreement, the Landlord and Tenants are bound by its terms:

/s/ Concepcion Mabanta	Date:	03/01/08
Landlord — Fauscom Investments Ltd.

/s/ Chuck Hazzard	Date:	03/01/08
Tenant — Game Plan Holdings, Inc.